OTC BB: VCTZF
Cusip# 918881202

ROBERT F. KENNEDY JR. PRESENTS URBAN AGRICULTURE AND VERTICROP™ AT U.S. MAYOR’S CONFERENCE

 (Marketwire –January 26, 2010) - Robert F. Kennedy Jr. made a presentation on vertical farming and urban agriculture featuring Valcent’s VertiCrop™ vertical plant growing system at the 78th Winter Meeting of The U.S. Conference of Mayors, in Washington, D.C. last week.

Mr. Kennedy’s presentation highlighted the merits and necessity of vertical farming in urban agriculture and the world’s balance between demand and supply of food which is sensitive to climate change, fuel demands, access to water, and investments in research and infrastructure.

Contrary to traditional farming, “VertiCrop™ behaves like an ecosystem as waste is recaptured and water is used over and over again,” stated Mr. Kennedy. “Substitution of this technology for conventional food production can revitalize agricultural land damaged by traditional farming, rejuvenate abandoned city properties, and help combat health problems such as Type II diabetes and obesity that result, in part, from lack of quality produce in our diets.”

Stephen Kennedy Smith stated, “The U.S. Mayor’s conference represents an excellent opportunity to present our message of urban agriculture and vertical farming to an audience that can make a difference. We reached a key market segment to explain how Valcent’s vertical farming technology can help resolve food security issues, mitigate food transportation costs, create jobs, re-vitalize inner city properties, and result in the delivery of healthy and nutritious food.”

Mr. Smith went on to say: “We met with many mayors at the conference who were excited by the ideas that we shared and want to move forward with a project in their city. We will be working with the mayors and staff in San Francisco, Providence, Denver, Salt Lake City, and number of other cities to site and build vertical farms this coming fiscal year.”

Together with Mr. Kennedy, speakers for the meeting, in part, included First Lady Michelle Obama, House Speaker Nancy Pelosi, Energy Secretary Steven Chu, Housing and Urban Development Secretary Shaun Donovan, Education Secretary Arne Duncan, Attorney General Eric Holder, Environmental Protection Agency Administrator Lisa Jackson, Labor Secretary Hilda Solis, and Agriculture Secretary Tom Vilsack.

Chris Bradford, President and CEO of Valcent said, “This is the right message to the right people at the right time. We are proud that the VertiCrop™ System is at the forefront of the vertical farming revolution.  We can grow fresh produce within easy reach of the urban consumer, on land where natural water sources have been exhausted, and even in hostile environments where conventional farming systems cannot be sustained. Above all, we can open a new chapter in the book on food security and contribute significantly to reducing our collective carbon footprint, and offset the long term effects of global warming.”

About Valcent Products Inc.:
Valcent Products Inc. (OTCBB:VCTZF) is a leader in the development and manufacturing of commercial vertical crop technology for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products.  For more information, visit: www.valcent.net and www.valcent.eu.

For more information, visit: www.valcent.net
Contacts:
Investor Relations                                                                           Media Relations
Gerry Jardine or Mike Parker                                                          Nancy Tamosaitis-Thompson
(604) 608-6192                                                                                   Vorticom Public Relations
Toll Free 1 (888) 506-7979                                                               (212) 532-2208
info@valcent.net                                                                             Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.